Emeco Holdings Limited

5 September 2008

Exemption File No. 82-35011

[redacted]

08004766

SUPPL

RECEIVED
2008 SEP -9 A 8:

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 5 September 2008 – Change of Director's Interest Notice (1) – Paul McCullagh*
2. *Market Announcement – 5 September 2008 – Change of Director's Interest Notice (2) – Paul McCullagh*
3. *Market Announcement – 5 September 2008 – Emeco Annual General Meeting*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

Sincerely

M.Kirkpatrick.

Michael Kirkpatrick
General Manager Corporate Services
Encl

PROCESSED
SEP 10 2008
THOMSON REUTERS

dlw 9/9

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

RECEIVED
2008 SEP -9 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Emeco Holdings Limited

5 September 2008

To: Company Announcements Office
ASX

By: Electronic lodgment

Appendix 3Y – Change of Directors Interest Notice

Attached is an appendix 3Y in respect of fully paid ordinary shares of Emeco Holdings Ltd for Paul McCullagh.

This notice corrects an error in previous notices regarding the respective holdings of Emeco shares by entities related to Mr McCullagh, however, the total number of shares in which Mr McCullagh had a relevant interest as stated in previous notices was correct and remains unchanged in this notice.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
General Counsel & Company Secretary

Encl

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a)Name of Director	Paul McCullagh
Date of last notice	22 February 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	CLIK Holdings Pty Ltd is the trustee of the Salrowe Superannuation Fund No.3, a fund of which Mr McCullagh is a beneficiary PEP Investment Pty Ltd is a company related to Mr McCullagh
Date of change	21 February 2008
No. of securities held prior to change	A total of 184,907 comprising: • 144,422 shares held by PEP Investment Pty Ltd; and • 40,485 held by CLIK Holdings Pty Ltd.
Class	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Number acquired	31,800 shares acquired by CLIK Holdings Pty Ltd
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	78 cents per share
No. of securities held after change	A total of 216,707 comprising: • 144,422 shares held by PEP Investment Pty Ltd; and • 72,285 held by CLIK Holdings Pty
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	05-Sep-2008
Time	11:57:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul McCullagh
Date of last notice	5 September 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	CLIK Holdings Pty Ltd is the trustee of the Salrowe Superannuation Fund No.3, a fund of which Mr McCullagh is a beneficiary PEP Investment Pty Ltd is a company related to Mr McCullagh
Date of change	8 July 2008
No. of securities held prior to change	A total of 216,707 comprising: • 144,422 shares held by PEP Investment Pty Ltd; and • 72,285 held by CLIK Holdings Pty Ltd.
Class	Ordinary fully paid shares
Number acquired	-
Number disposed	144,422 held by PEP Investment Pty Ltd

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.0819 per share
No. of securities held after change	72,285 held by CLIK Holdings Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	05-Sep-2008
Time	12:03:31
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

ACN 112 188 815

Market release
5 September 2008

Date of Emeco Holdings Ltd AGM

In accordance with its obligations under ASX Listing Rule 3.13.1, Emeco Holdings Ltd advises that its annual general meeting will be held on Wednesday, 12 November 2008.

The meeting will be held at the Sydney Marriott Hotel, 36 College Street, Sydney and will commence at 12 noon.

Further enquiries can be directed to:

Mike Kirkpatrick
Company Secretary
+61 8 9420 0222

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	05-Sep-2008
Time	12:08:41
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Emeco annual general meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

4 September 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement -4 September 2008 – Ospraie Management LLC Shareholding*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

Sincerely

M.Kirkpatrick.

Michael Kirkpatrick
General Manager Corporate Services

Encl

Emeco Holdings Limited

ACN 112 188 815

Market release
4 September 2008

Ospraie Management LLC Shareholding

Emeco has a policy of not commenting on the affairs of its shareholders or their holdings in Emeco. However, Emeco considers it appropriate to correct factually inaccurate statements in recent media reports that Ospraie Management LLC, through its Ospraie Fund, continues to be a substantial Emeco shareholder.

This is not the case. Emeco notes that Ospraie Managerment LLC issued a notice to the Australian Stock Exchange on 4 February 2008 that it had ceased to be a substantial shareholder in Emeco.

Emeco's Managing Director, Mr Laurie Freedman, said "We do not believe that the widely reported decision of Ospraie Management LLC to close the Ospraie Fund will have any adverse impact on Emeco."

Further enquiries can be directed to:

Michael Kirkpatrick
Company Secretary
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

END